UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

(AMENDMENT NO. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VITALSTREAM HOLDINGS, INC.
(Exact Name of Company as Specified in its Charter)

Nevada	87-0429944
(State of Incorporation or organization)	(IRS Employer Identification No.)

One Jenner, Suite 100
Irvine, California	92618
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box.  ☒

Securities Act registration statement file number to which this from relates: 001-10013.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $.001 par value

(Title of class)

The Amendment No. 1 on Form 8-A/A (this “Amendment”) is being filed by VitalStream Holdings, Inc., which was formerly known as Criterion Ventures, Inc., Larson - Davis Incorporated and as Sensar Corporation, in order to amend the Registration Statement on Form 8-A we filed with the SEC on March 30, 1997. The purpose of this Amendment is to (i) clarify that our common stock, $0.001 par value, is registered under Section 12(g) of the Securities Exchange Act for the reasons explained below, (ii) to incorporate by reference current copies of our Articles of Incorporation and Bylaws, each as amended to date, and (iii) to amend and restate the description of our common stock.

With respect to subsection (i) above, the file number for our reports filed under the Securities Exchange Act is presently “001-10013,” the first three numbers of which correlate with an issuer whose securities are registered under Section 12(b) of the Securities Exchange Act and are traded on an exchange. Our common stock is registered under Section 12(g) of the Securities Exchange Act and is not presently traded or quoted on an exchange. We expect that our file number will change upon the filing of this Amendment and that our future reports filed under the Securities Exchange Act will be filed under the new file number. Although we expect that the SEC’s EDGAR website will be updated to reflect the change, such updating may not be instantaneous and, for a period, our historical reports on the SEC’s EDGAR website may reflect our prior file number.

Item 1. Description of the Registrants Securities to Be Registered.

General

Our authorized capital stock consists of 290,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. The rights of our stockholders are governed by our charter documents and Nevada Revised Statutes Chapter 78. The rights of our stockholders could also, in certain circumstances, be governed by Section 2115(b) of the California Corporations Code. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Common Stock

Holders of our common stock are entitled to receive any dividends properly declared by the board of directors. Holders of our common stock are entitled to one vote per share on all matters on which the holders of our common stock are entitled to vote. Under Nevada corporate law and our articles of incorporation, shares of our common stock do not have any cumulative voting rights. However, if we are subject to Section 2115(b), we are required to permit cumulative voting in the election of directors if any stockholder properly requests to cumulate his or her votes. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Under Article XI of our articles of incorporation, our board of directors is classified into three classes, Class I, Class II and Class III, with each class as nearly equal in number as possible. Our board of directors has fixed the number of our directors at seven, three of whom are members of Class I, two of whom are members of Class II, and two of whom are members of Class III. Each class serves three years or until their successors are elected. However, if we are subject to Section 2115(b) of the California Corporations Code, all of our directors are required to be elected at each annual meeting of stockholders and to hold office for one year or until their successors are elected. See the section entitled “—Potential Applicability of Provisions of California Corporate Law.”

Holders of our common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of our common stock are entitled to share equally and ratably our remaining assets after
•	the payment of all our liabilities; and
•	the liquidation preference of any outstanding class or series of our preferred stock.

The outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of our common stock are subject to any series of our preferred stock that we may issue in the future, as described below.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix the number, designation, power, preferences and relative, participating, optional and other rights, and the qualifications, limitations and restrictions of any series of preferred stock, including, without limitation, the following, without any further vote or action by our stockholders:
•

the distinctive designation of, and the number of shares of preferred stock that shall constitute the series, which number may be increased (except as otherwise fixed by the board of directors) or decreased (but not below the number of shares thereof then outstanding) from time to time by action of the board of directors;

•

the rate and times at which, and the terms and conditions upon which, dividends, if any, on shares of the series shall be paid, the extent of preferences or relation, if any, of such dividends to the dividends payable on any other class or classes of our stock, or on any series of preferred stock or of any other class or classes of our stock, and whether such dividends shall be cumulative or non-cumulative;

•

the right, if any, of the holders of shares of the series to convert the same into, or exchange the same for, shares of any other class or classes of our stock, or of any series of preferred stock or of any other class or classes of our stock, and the terms and conditions of such conversion of exchange;

•

whether shares of the series shall be subject to redemption, and the redemption price or prices including, without limitation, a redemption price or prices payable in shares of our common stock and the time or times at which, and the terms and conditions upon which, shares of the series may be redeemed;

•	the rights, if any, of the holders of shares of the series upon voluntary or involuntary liquidation, merger, consolidation, distribution or sale of assets, dissolution or winding-up of our company;
•	the terms of the sinking fund or redemption or purchase account, if any, to be provided for shares of the series; and
•

the voting power, if any, of the holders of shares of the series that may, without limiting the generality of the foregoing, include the right to more or less than one vote per share of any or all matters voted upon by the stockholders and the right to vote, as a series by itself or together with other series of preferred stock as a class, upon such matters, under such circumstances and upon such conditions as the board of directors may fix, including, without limitation, the right, voting as a series by itself or together with other series of preferred stock or together with all series of preferred stock as a class, to elect one or more of our directors under such circumstances and upon such conditions as the board of directors may determine.

The issuance of preferred stock by our board of directors could adversely affect the rights of holders of our common stock. The potential issuance of our preferred stock may:
•	have the effect of delaying or preventing a change in control of our company;
•	discourage bids for our common stock at a premium over the market price of our common stock; and
•	adversely affect the market price of, and the voting, dividend, liquidation and other rights of the holders of our common stock.

Combinations with Interested Stockholders

Sections 78.411 to 78.444 of the Nevada Revised Statutes contain provisions limiting business combinations between “resident domestic corporations” and “interested stockholders.” This section provides that the resident domestic corporation and the interested stockholder may not engage in specified business “combinations” for three years following the date the person became an interested stockholder unless board of directors approved, before the person became an interested stockholder, either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

These sections of Nevada corporate law also contain limitations on transactions entered into with the interested stockholder after the expiration of the three-year period following the date the person became an interested stockholder. Certain exceptions to these restrictions apply if specified criteria suggesting the fairness of a combination are satisfied. For purposes of these provisions, “resident domestic corporation” means a Nevada corporation that has 200 or more stockholders and “interested stockholder” means any person, other than the resident domestic corporation or its subsidiaries, who is:

•	the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the resident domestic corporation; or

•
an affiliate or associate of the resident domestic corporation and at any time within three years immediately before the date in question was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding shares of the resident domestic corporation.

Business combination transactions for this purpose include:
•	a merger or plan of share exchange between the resident domestic corporation or a subsidiary and the interested stockholder or, after the merger or exchange, an affiliate;
•

any sale, lease, mortgage or other disposition to the interested stockholder or an affiliate of assets of the corporation having a market value equal to 5% or more of the market value of the assets of the corporation, 5% or more of the outstanding shares of the corporation or 10% or more of the earning power or net income of the corporation;

•

specified transactions that result in the issuance or transfer of capital stock with a market value equal to 5% or more of the aggregate market value of all outstanding shares of capital stock of the corporation to the interested stockholder or an affiliate; and

•	certain other transactions that have the effect of increasing the proportion of the outstanding shares of any class or series of voting shares owned by the interested stockholder.

Acquisition of Controlling Interest

Nevada’s “acquisition of controlling interest” statutes include provisions restricting the voting rights of certain stockholders that acquire or offer to acquire ownership of a “controlling interest” in the outstanding voting stock of an “issuing corporation”. For purposes of these provisions, a “controlling interest” means the ownership of outstanding voting stock sufficient to enable the acquiring person to exercise one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more, of all voting power in the election of directors, and “issuing corporation” means a Nevada corporation which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation, and which does business in Nevada directly or through an affiliated corporation. As permitted by these statutes, pursuant to a provision in our bylaws, we have opted out of these “acquisition of controlling interest” provisions. As long as the opt-out provision in the bylaws remains in effect on the tenth day following the acquisition of a controlling interest, and we are an “issuing corporation” at that time, the restrictions on voting rights will not apply to the corporation.

Potential Applicability of Provisions of California Corporate Law

Although we are incorporated in Nevada, we may be subject to Section 2115(b) of the California Corporations Code, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed or qualified for trading on the New York Stock Exchange, American Stock Exchange or the Nasdaq National Market, are generally exempt from Section 2115(b). However, because our securities are not listed or qualified for trading on such an exchange or market as of the date hereof, we may subject to Section 2115(b). Among the key provisions of California corporate law that may apply to us are provisions granting stockholders the right to cumulate votes in the election of directors, limitations on a corporation’s ability to have a “staggered” board of directors and provisions limiting the effectiveness of supermajority voting provisions for two years from the filing of the most recent charter amendment.

In 1983, a California appellate court affirmed the enforceability of Section 2115(b) with respect to a Utah corporation. In 2005, the Delaware Supreme Court held that Section 2115(b) violates the internal affairs doctrine and, as a result, is not enforceable against Delaware corporations. We are not aware of any reported cases in which a court has considered whether Section 2115(b) would apply to a Nevada corporation or attempting to resolve the apparent conflict between the Delaware Supreme Court and the California appellate court. As a result, where provisions of Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b) conflict, we are uncertain which law would apply. With respect to conflicts between Nevada corporate law and provisions of California corporate law made applicable to us by Section 2115(b), we currently operate in accordance with Nevada corporate law and our articles of incorporation and bylaws.

Item 2. Exhibits

Exhibit No.	Exhibit	Incorporated by Reference / Filed Herewith
3.1	Articles of Incorporation, as amended to date	Incorporated by reference to the Current Report on Form 8-K filed with the SEC on October 14, 2003, File No. 001-10013
3.2	Bylaws	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 filed with the SEC on March 31, 2003, File No. 001-10013
4.1	Form of Certificate representing shares of VitalStream Holdings, Inc. Common Stock	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

VITALSTREAM HOLDINGS, INC.

Date: June 26, 2006	By:	/s/ Philip N. Kaplan
Philip N. Kaplan, its President and Chief Operating Officer

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